Shareholder Alert
PROPOSAL 3
PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING REQUIREMENTS

Please tell L Brands management that it is important that management make an extra effort to get out the shareholder vote for its Proposal 3.
Proposal 3 needs 75% approval of all shares outstanding.

L Brands management failed to obtain the 75%-vote for its own proposal on this same topic in 2012 and 2016.

At the 2018 annual meeting L Brands management will be able to disclose whether the voter turnout percentage was higher in 2018 based on their efforts than in 2012 and 2016.
It is important that L Brands management does not have a 3rd failure on its 2018 proposal topic simply because L Brands management refuses to work hard enough or smart enough to get out the vote.

Please ask L Brands management to disclose the extra steps that are being taken so that management is not associated with a blockbuster 3rd failure at the 2018 annual meeting.

The 2018 L Brands proxy said:
Any director may be contacted by emailing at
boardofdirectors@lb.com

David Kollat is the Chairman of the L Brands Governance Committee.
Allan Tessler is the Lead Director.

John Chevedden
L Brands, Inc. Shareholder since 2010

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder urges shareholders to vote for Proposal 3 following the instruction provided in management’s proxy mailing.